07068078

RECD S.E.C.

JUN 13 2007

1086

NO ACT DC
PE 6-06-07

June 13, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1933
Section:
Rule: 144
Public
Availability: 6/13/2007

Re: ABX Air, Inc.
Incoming letter dated June 6, 2007

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether Holdings is eligible to use Form S-3 under the Securities Act, and to determine whether Holdings may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if Holdings, as successor to the Company, does not file a new registration statement under the Securities Act for the ongoing offering of securities covered by the Company's currently effective registration statement on Form S-8. Instead, Holdings may adopt the Company's registration statement pursuant to Rule 414 under the Securities Act by filing a post-effective amendment to that registration statement;

- The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements of Rule 144(c)(l) under the Securities Act;

PROCESSED
JUN 19 2007
THOMSON
FINANCIAL

- Persons who receive Holdings Common Stock in exchange for Company Common Stock may take into account the periods during which they held the Company Common Stock for the purpose of calculating their holding periods for Holdings Common Stock pursuant to Rule 144(d) under the Securities Act;

- The Reorganization will be a succession for purposes of Rule 12g-3(a) under the Exchange Act and Holdings will be a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act; and

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Company Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Reorganization, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdings is the successor to the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Peggy Kim
Attorney-Adviser

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2007

Mail Stop 3010

Kimberly J. Schaefer
Vorys, Sater, Seymour & Pease LLP
221 E Fourth Street, Atrium Two, Suite 2000
P.O. Box 0236
Cincinnati, Ohio 45201-0236

Re: ABX Air Inc

Dear Ms. Schaefer:

In regard to your letter of June 6, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

Vorys, Sater, Seymour and Pease LLP

Suite 2000 • Atrium Two • 221 E. Fourth Street • Post Office Box 0236 • Cincinnati, Ohio 45201-0236 • Telephone (513) 723-4000 • Facsimile (513) 723-4056

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

COLUMBUS
52 East Gay St
PO Box 1008
Columbus OH 43216-1008
Tel 614 464 6400
Fax 614 464 6350
Cable Vorysater

WASHINGTON
1828 L Street NW
Eleventh Floor
Washington D.C. 20036-5109
Tel 202 467 8800
Fax 202 467 8900

CLEVELAND
2100 One Cleveland Center
1375 East Ninth St
Cleveland OH 44114-1724
Tel 216 479 6100
Fax 216 479 6060

ALEXANDRIA
277 South Washington St
Suite 310
Alexandria VA 22314
Tel 703 837 6999
Fax 703 549 4492

AKRON
106 South Main Street
Suite 1100
Akron, OH 44308
Tel 330 208 1000
Fax 330 208 1001

Kimberly J. Schaefer
Direct Dial (513) 723-4068
Facsimile (513) 852-7892
E-Mail - kjschaefer@vssp.com

1933 Act – Rule 144
1933 Act – Rule 414
1934 Act – S-8
1934 Act – S-3
1934 Act – 12(b)
1934 Act – Rule Schedule 13D
1934 Act – Rule Schedule 13G

June 6, 2007

RECEIVED
2007 JUN -8 AM 9:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ABX Air, Inc. – Delaware Holding Company Reorganization

Ladies and Gentlemen:

We are acting as counsel for ABX Air, Inc., a Delaware corporation (the "Company"), to request advice of the Office of Chief Counsel, Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising from the proposed plan to reorganize the Company's operations into a holding company structure (the "Reorganization").

To effect the Reorganization, the Company would form ABX Holdings, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company ("Holdings"), and, in turn would cause Holdings to form ABX Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Holdings ("Merger Sub"). The holding company organizational structure would be implemented pursuant to Section 251(g) of the General Corporation Law of the State of Delaware ("DGCL") by the merger of Merger Sub with and into the Company (the "Merger"). The Company would survive the Merger as a direct, wholly-owned subsidiary of Holdings. The Reorganization and Merger are discussed more fully under the heading "Proposed Reorganization" below.

1. Background Information.

The Company was incorporated in Delaware in 1980. The Company is current in all of its reporting obligations under the Exchange Act. The Company's authorized capital stock consists of 75,000,000 shares of common stock, par value of $0.01 per share ("Company Common Stock"), and 20,000,000 shares of preferred stock, par value of $0.01 per share ("Company Preferred Stock"), of which 75,000 shares are designated as Series A Junior Participating Preferred Stock and reserved for issuance pursuant to the Company's Preferred Stock Rights Agreement dated August 15, 2003 ("Company Rights Agreement"). As of March 23, 2007, there were 58,683,500 shares of Company Common Stock issued and outstanding and no shares of Company Preferred Stock issued and outstanding. Pursuant to the Company Rights Agreement, the holder of each share of Company Common Stock has a right to acquire, upon the occurrence of events specified in the Company Rights Agreement, a fractional share of Series A Junior Participating Preferred Stock ("Company Stock Right). The Company's Common Stock is registered under Section 12(b) of the Exchange Act and listed on the NASDAQ Global Market ("NADSAQ") under the symbol "ABXA".

The Company currently has an effective registration statement on Form S-8 (File No. 333-125679) (the "Registration Statement"). The Registration Statement relates to the Company's 2005 Long-Term Incentive Plan, pursuant to which shares of Company Common Stock may be issued to Company employees and directors under various types of compensatory awards (the "Compensation Plan").

2. Proposed Reorganization.

The Company proposes to reorganize its operations into a holding company structure whereby the Company would become a direct, wholly-owned subsidiary of Holdings. To effect the Reorganization, the Company would incorporate Holdings as a Delaware corporation and direct, wholly owned subsidiary of the Company and, in turn, would cause Holdings to incorporate Merger Sub as a Delaware corporation and direct, wholly owned subsidiary of Holdings. Prior to the Merger, each of Holdings and Merger Sub would have a nominal amount of stock outstanding, have no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization), and conduct no business operations.

In the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Merger would convert into and be exchanged for, on a share-for-share basis, one share of the common stock of Holdings ("Holdings Common Stock"), having the same rights, powers, preferences, qualifications, limitations and restrictions as the Company Common Stock being converted and exchanged. Each share of Merger Sub common stock issued and outstanding immediately prior to the Merger and held by Holdings would convert into a share of common stock of the corporation surviving the Merger (i.e. the Company), and Merger Sub's corporate existence would cease. Each share of Holdings and the Company existing prior to the Merger would be cancelled. As a result of the Merger, the Company would become a direct wholly-owned subsidiary of Holdings.

The Company's Board of Directors would effect the Reorganization without a vote of the Company's stockholders pursuant to Section 251(g) of the DGCL. Section 251(g) permits a Delaware corporation to reorganize by merging with a direct or indirect wholly owned subsidiary of a holding company without stockholder approval. Under Section 251(g) reorganization, appraisal rights are not available to the Company's stockholders. However, Section 251(g) contains provisions intended to ensure that the rights of the stockholders of the corporation are not changed by or as a result of such reorganization.

The Reorganization would conform in all respects with the required provisions of Section 251(g) of the DGCL. The only constituent entities to the Merger would be the Company and its direct or indirect wholly-owned subsidiaries, all of which would be Delaware corporations. Immediately following the Merger, the certificate of incorporation and bylaws of Holdings would be identical to those of the Company (other than provisions regarding certain technical matters, as permitted by Section 251(g) of the DGCL). Upon consummation of the Merger, the Company would be a direct, wholly-owned subsidiary of Holdings. The Company's directors immediately prior to consummation of the Merger would be the directors of Holdings immediately upon consummation of the Merger. The Company would survive the Merger with a certificate of incorporation identical in substance to the Company's certificate of incorporation immediately prior to the Merger. The Company's stockholders will not recognize gain or loss for United States federal income tax purposes upon the conversion of their Company Common Shares.

In the Merger, each share of Company Common Stock outstanding immediately prior to the Merger would convert on a share-for-share basis into a share of Holdings Common Stock, having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions as the Company Common Stock. Additionally, Holdings would assume all of the Company's obligations with respect to the outstanding shares registered on Form S-8 for distribution pursuant to the Compensation Plan. The outstanding performance-based units or other rights to receive Company Common Stock under the Compensation Plan would convert into performance-based units or other rights for the same number of shares of Holdings Common Stock, with the same rights and conditions as the corresponding Company performance-based units or other rights prior to the Merger.

Immediately prior to the Merger, Holdings would adopt a series A junior participating preferred stock rights agreement (the "Holdings Rights Agreement") substantially similar to the Company Rights Agreement. In the Merger, each Company Stock Right will be converted into a stock right of Holdings that is substantially similar to the Company Stock Rights (the "Holdings Stock Rights"). Like the Company Stock Rights, the Holdings Stock Rights would be represented by the outstanding shares of Holdings Common Stock in respect of which the Holdings Stock Rights are distributed, and a Holdings Stock Right would be a right to acquire, upon the occurrence of events specified in the Holdings Rights Agreement, a fractional share of the series A junior participating preferred stock of Holdings. Holdings' series A junior participating preferred stock would have terms and provisions identical to those of the Company's Series A Junior Participating Preferred Stock.

Upon consummation of the Merger, Holdings would timely file a current report on Form 8-K describing the Reorganization and a post-effective amendment to the Registration Statement, and would make all necessary filings with NASDAQ for the listing of common stock outstanding.

3. Request.

On behalf of the Company, we respectfully request an interpretative opinion or a no-action letter from the Division concurring in each of the following conclusions, each of which is discussed more fully under the "Discussion" heading below:

a. Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether Holdings, as the successor registrant, meets the eligibility requirements for the use of Form S-3, and may provide Form S-3 level information for the purposes of Form S-4, to the extent that, prior to the Merger, the Company would have been eligible to use Form S-3.

b. For purposes of Rule 414 under the Securities Act, the Registration Statement may be deemed to be the registration statement of Holdings as "successor issuer" for the purpose of continuing the offering thereunder and, in that regard, Holdings may continue such offering by filing a post-effective amendment to the Registration Statement under Rule 414 in lieu of filing a new registration statement.

c. For purposes of Rule 144 under the Securities Act, Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1) and the holders of Holdings Common Stock that constitute "restricted securities" under Rule 144 may include the period that they held Company Common Stock in determining whether they meet the holding period requirements of Rule 144 as calculated pursuant to Rule 144(d).

d. As a result of the Reorganization, Holdings will be considered a "successor issuer" of the Company and the Holdings Common Stock and the Holdings Stock Rights will be properly registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 promulgated thereunder, the requirements of which Holdings may fulfill by indicating that the Holdings Common Stock and the Holdings Stock Rights are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Merger.

e. As a result of the Reorganization, Holdings will be considered an accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

f. Persons who have filed statements on Schedules 13D or 13G, as the case may be, reporting ownership interests in the Company's capital stock will not be required to file any additional or amended statements or forms as a result of the Reorganization.

Certain of the positions set forth above are based on, and are consistent with, previous determinations of the Division in respect of similar holding company reorganizations under Section 251(g) of the DGCL. See, e.g., Hecla Mining Company, available October 31, 2006; Matria Healthcare, Inc., available February 10, 2005; Kerr-McGee Corporation, available July 31, 2001; Northwest Airlines Corporation, available November 18, 1998; World Access, Inc. NACT Telecommunications, Inc., available October 28, 1998; Rouge Steel, Inc., available April 22, 1997; Halliburton Company, available December 11, 1996; America West Airlines, Inc., available April 25, 1996; Proler International Corp., available February 6, 1996; INDRESCO, Inc., available October 31, 1995; and Toys "R" Us, Inc., available December 1, 1995.

4. Discussion.

a. Forms S-8, S-3 and S-4.

Currently, the Registration Statement is the Company's only effective registration statement. Upon consummation of the Reorganization, Holdings will represent the same financial position and total enterprise value of the Company prior to the Reorganization. Additionally, on a consolidated basis, Holdings will hold the same assets and conduct the same business and operations as the Company immediately prior to the consummation of the Reorganization. The executive management of Holdings immediately following the Reorganization will be identical to that of the Company immediately prior to consummation of the Reorganization. In the absence of any economic and substantive consequence, it is our opinion that Holdings should be deemed to be a successor registrant and should be able to include the activities and reporting history of the Company in determining whether it meets the requirements as to the use of Form S-8 and, more specifically, the Registration Statement. Such a determination would be consistent with the Division's prior determinations in Hecla Mining Company, supra; Matria Healthcare, Inc., supra; and Kerr-McGee Corporation, supra. In order for the Compensation Plan to be operational upon consummation of the Reorganization, Holdings intends, subject to a favorable response to this letter, to file a post-effective amendment to the Registration Statement promptly as soon as practicable after the consummation of the Reorganization and prior to the filing by Holdings of its first annual report on Form 10-K.

We are also of the opinion that Holdings should succeed to the reporting history and prior activities of the Company in determining whether it meets the eligibility requirements for the use of Form S-3 and may provide Form S-3 level information for the purposes of Form S-4 should it choose to use Forms S-3 or S-4 in the future. General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Consistent with General Instruction I.A.7 to Form S-3, the proposed succession of Holdings to the businesses, assets and liabilities of the Company would be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdings immediately after the effective time of the Merger would be the same as the consolidated assets and liabilities of the Company immediately prior to the Merger. Immediately following the Reorganization, the management of Holdings will be the same as the management of the Company immediately prior to the Reorganization. The Company currently meets the conditions for use of Form S-3 and S-4 and expects to do so immediately prior to the consummation of the Transaction. Such a determination would be consistent with the Division's prior determinations in similar reorganizations. See, e.g., Hecla Mining Company, supra; Matria Healthcare, Inc., supra; Kerr-McGee Corporation, supra; Northwest Airlines Corporation, supra; World Access Inc. supra; Rouge Steel, Inc., supra; Halliburton Company, supra; America West Airlines, Inc., supra; INDRESCO, Inc., supra; and Toys "R" Us, Inc., supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that Holdings may include the status and activities of the Company prior to the Reorganization in determining whether Holdings satisfies the requirements for use of the Registration Statement as a successor registrant and whether Holdings meets the eligibility requirements for the use of Form S-3 and may provide Form S-3 level information for the purposes of Form S-4, to the extent that, prior to the Merger, the Company would have been eligible to use Form S-3.

b. Rule 414 and Succession to the Registration Statement.

Rule 414 under the Securities Act provides that if an issuer is succeeded by another issuer for the purposes of changing its form of organization, the registration statement of the predecessor issuer will be deemed the registration statement of the successor issuer for purpose of continuing the offering, provided that the conditions enumerated in Rule 414 are satisfied. We are of the opinion that the Registration Statement should be deemed to be the registration statement of Holdings as the "successor issuer for the purpose of continuing the offering," because the Merger would change the Company's "form of organization" and would substantially meet all the other conditions enumerated in Rule 414.

Paragraph (a) of Rule 414 requires that immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. Immediately prior to the succession, Holdings will have only a nominal amount of stock outstanding and no business or properties of its own.

Paragraph (b) of Rule 414 requires that the succession be affected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities and obligations of the predecessor issuer. In the Merger, Holdings would not directly acquire all of the assets or assume all of the liabilities and obligations of the Company; however, the Division has not viewed this technicality relating to paragraph (b) of Rule 414 as making

Rule 414 inapplicable to similar holding company reorganizations. See, e.g., Hecla Mining Company, supra. Although the assets and liabilities would remain with the Company after the Merger, Holdings would nonetheless hold an interest in the Company's assets and liabilities as the Company's sole stockholder. Therefore, the assets, liabilities and stockholders' equity of Holdings, on a post-Merger consolidated basis, would be the same as those of the Company immediately prior to the Merger.

Paragraph (c) of Rule 414 requires that the succession be approved by securityholders of the predecessor issuer. Although paragraph (c) contemplates stockholder approval of the Merger, Delaware law does not require stockholder approval under DGCL § 251(g) and the Company will not have to seek stockholder approval.

After the Reorganization, Holdings will file an amendment to the Registration Statement expressly adopting the statements in the Registration Statement as its own for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization, or necessary to keep the Registration Statement from being misleading in any material respect.

The Division has issued no-action positions in several reorganizations that did not meet all of the Rule 414(b) and (c) requirements, including shareholder approval. See, e.g., Hecla Mining Company, supra; Matria Healthcare, Inc., supra; Toys "R" Us, Inc., supra; and INDRESCO, Inc., supra. Accordingly, we respectfully request that you concur in our opinion that, following the Merger, the Registration Statement would be deemed to be the registration statement of Holdings as "successor issuer" and that Holdings may continue such offering by filing a post-effective amendment to the Registration Statement under Rule 414 in lieu of filing a new registration statement.

c. Rule 144(c)(1) and (d).

Rule 144 under the Securities Act ("Rule 144") imposes certain conditions on the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer. Rule 144(c) requires that the issuer have securities registered pursuant to Section 12 of the Exchange Act for a period of at least 90 days immediately preceding the sale of such securities, or have securities registered pursuant to the Securities Act and have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of such securities. The Company currently meets these requirements.

We are of the opinion that, for purposes of Rule 144, Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1). On a consolidated basis, Holdings would hold the same assets and liabilities and conduct substantially the same businesses and operations as the Company held and conducted prior to consummation of the Reorganization, and the Company has been subject to, and complied with, the reporting requirements of Section 13 of the Exchange Act prior to the Reorganization. Accordingly, it is our opinion that, for purposes of Rule 144, Holdings may include the Company's reporting history prior to the Reorganization in determining whether it has complied with the public information requirements of Rule 144(c)(1). The Division has concurred in similar positions on prior occasions. See, e.g., Hecla Mining Company, supra; Matria Healthcare, Inc., supra; Kerr-McGee Corporation, supra; Northwest Airlines Corporation, supra; World Access, Inc., supra; Rouge Steel, Inc., supra; Halliburton Company, supra; America West Airlines, Inc., supra; Proler International Corp., supra; INDRESCO, Inc., supra; and Toys "R" Us, Inc., supra.

Rule 144(d) requires that a period of one year elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144. Additionally, Rule 144(k) requires that a period of two years (calculated in accordance with Rule 144(k)) elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144(k).

We are of the opinion that, for purposes of Rule 144, the holders of Holdings Common Stock that constitute "restricted securities" under Rule 144 may include the period that they held Company Common Stock in determining whether they meet the holding period requirements of Rule 144 as calculated pursuant to Rule 144(d). The Holdings Common Stock would be issued solely in exchange for Company Common Stock and the Company's stockholders would receive securities of the same class and in the same proportions as exchanged. Additionally, Holdings would not have any significant assets other than the Company Common Stock and would have, on a consolidated basis, substantially the same assets and liabilities the Company has prior to the Reorganization, and the rights and interests of the Holdings stockholders would be substantially the same as the rights and interests of the Company's stockholders. The Division has concurred in similar positions on prior occasions. See, e.g., Hecla Mining Company, supra; Matria Healthcare, Inc. supra; Kerr-McGee Corporation, supra; Northwest Airlines Corporation, supra; World Access, Inc., supra; Rouge Steel, Inc., supra; Halliburton Company, supra; America West Airlines, Inc., supra; Proler International Corp., supra; INDRESCO, Inc., supra; and Toys "R" Us, Inc., supra.

Accordingly, we respectfully request that the Division concur in our opinion that Holdings may include the Company's reporting history and status prior to the Reorganization in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1) and that the holders of Holdings Common Stock that constitute "restricted securities" under Rule 144 may include the period that they held Company Common Stock in determining whether they meet the holding period requirements of Rule 144 as calculated pursuant to Rule 144(d).

d. Rule 12g-3(a).

The Company Common Stock and the Company Stock Rights are currently registered under Section 12(b) of the Exchange Act. Rule 12g-3(a) under the Exchange Act ("Rule 12g-3(a)") provides that if, in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, the securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act (e.g., Holdings Common Stock) are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 of the Exchange Act (e.g., Company Common Stock), then the classes of securities so issued will be deemed to be registered under the same paragraph of Section 12 of the Exchange Act.

We are of the opinion that the Reorganization constitutes a "succession" for the purposes of Rule 12g-3(a) under the Exchange Act and, therefore, that upon issuance of the Holdings Common Stock and the Holdings Stock Rights to the holders of the Company Common Stock and the Company Stock Rights in exchange therefor, the Holdings Common Stock and the Holdings Stock Rights would be deemed registered under Section 12(b) of the Exchange Act. Although the definition of "succession" in Rule 12b-2 under the Exchange Act specifically contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and does not explicitly contemplate a holding company reorganization, no-action positions taken by the Division in the past suggest that the structure of the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. See, e.g., Hecla Mining Company, supra; Matria Healthcare, Inc. supra; NSTAR, supra; Northwest Airlines Corp., supra; World Access, Inc., supra; Rouge Steel, Inc., supra; Halliburton Company, supra; America West Airlines, Inc., supra; Proler International Corp., supra; INDRESCO, Inc., supra; and Toys "R" Us, Inc., supra. In connection with the Reorganization, the Company and Holdings will make all filings necessary to delist the Company Common Stock from trading on Nasdaq and deregister it with the Commission and to list Holdings Common Stock for trading on Nasdaq and register it with the Commission. Holdings plans to include in a Form 8-K to be filed shortly after the effective time of the Reorganization a statement that the Holdings Common Stock and the Holdings Stock Rights being issued in connection therewith are registered under Section 12(b) of the Exchange Act.

Accordingly, we respectfully request that the Division concur in our opinion that, upon issuance of the Holdings Common Stock and the Holdings Stock Rights in exchange for the Company Common Stock and the Company Stock Rights in the Merger, the Holdings Common Stock and the Holdings Stock Rights will be deemed to be registered under Section 12(b) of the Exchange Act.

e. Accelerated Filer Status.

The Company is an accelerated filer under Rule 12b-2 under the Exchange Act. Because Holdings would be the successor issuer to the Company, we are of the opinion that Holdings would be deemed an accelerated filer for purposes of Rule 12b-2 under the Exchange Act. The Division has concurred in similar positions on prior occasions. See, e.g., Hecla Mining Company, supra; and Matria Healthcare, Inc. supra. Accordingly, we respectfully request that the Division concur in our opinion that upon consummation of the Merger, Holdings will be deemed an accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

f. Schedules 13D and 13G.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person that acquires more than five percent of an equity security registered pursuant to Section 12 file a statement with the Commission on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require such person to amend its Schedule 13D when material changes in ownership occur and amend its Schedule 13G within 45 days after the end of each calendar year. Following the Merger, Holdings would represent the same company on a consolidated basis as did the Company prior to the Merger. Consequently, we are of the opinion that persons who have filed a Schedule 13D or 13G to report the acquisition of the Company's securities should not have to file a new or amended Schedule 13D or 13G. The Division has concurred in similar positions on prior occasions. See, e.g., Hecla Mining Company, supra; Matria Healthcare, Inc., supra; and Toys "R" Us, Inc., supra. Accordingly, we respectfully request that the Division concur in our opinion that, after completion of the Reorganization, persons who have filed a Schedule 13D or 13G to report the acquisition of the Company's securities should not have to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment that Holdings is deemed the successor issuer to the Company.

5. Conclusion.

In view of the Company's intent to consummate the Reorganization as promptly as possible, we respectfully request your response as soon as possible. If for any reason you do not concur with any of our conclusions, we would appreciate the opportunity to confer with members of the Division by telephone prior to any written response to this letter. We are submitting seven copies of this letter in addition to this original in accordance with SEC Release No. 33-6269. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed receipt copy and returning it in the enclosed stamped and self-addressed envelope.

If you have any questions or require any additional information in connection with this request, please contact me at (513) 723-4068.

Very truly yours,

Kimberly J. Schaefer

Kimberly J. Schaefer

cc: W. Joseph Payne, Esq.
Roger E. Lautzenhiser, Esq.

END